

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Via Facsimile
Harold F. Schultz
Chief Executive Officer
Vault America, Inc.
319 Prominence Heights SW
Calgary, Alberta T3H 2Z6

  Re: **Vault America, Inc. (formally known as Moneyflow Systems International, Inc.)**
     Form 10-K/A for the fiscal year ended October 31, 2010
     Filed April 29, 2011
     Form 10-K for the fiscal year ended October 31, 2010
     Filed December 23, 2010
     File No. 333-74928

Dear Mr. Schultz:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Stephen Krikorian

           Stephen Krikorian
           Accounting Branch Chief